Exhibit A:

Mr. Rickertsen also directly owns a director stock option to purchase 4,000 shares of Class A Common Stock with (i) exercise price of $7.62 per share,
(ii) vesting in two equal annual installments beginning on 10/07/2006 and
(iii) expiration on 10/07/2012.